Exhibit 19.01

OGE Energy Corp.
AND SUBSIDIARIES

securities TRADING AND CORPORATE DISCLOSURE

procedures for insiders

As an essential part of your duties, you may use or have access to a large amount of corporate information, some of which is highly confidential and important to OGE Energy Corp. (“OGE Energy” or the “Company”). Those who possess or monitor confidential information hold a special position of trust and confidence with respect to this information. The Company has an important responsibility to keep information confidential until the decision has been made to release the information publicly. This means the information should not be discussed with your family, relatives, business or social acquaintances. In addition, if you buy or sell OGE Energy Corp. securities on the basis of "inside information," you may be liable for insider trading. You also may be liable if you cause others to buy or sell Company securities on the basis of inside information.

The Company's candid and timely disclosure of important information to the investing public and to the Securities and Exchange Commission (the “SEC”) is integral to maintaining our high ethical standards, as well as necessary in order to avoid violations of laws and regulations and the resulting potential criminal and civil penalties and stock exchange sanctions. These types of penalties may be levied against our Company for a failure to disclose, or a failure to truthfully and completely disclose, material information to the investing public when the Company has a duty to disclose that information.

To protect against liability arising from inadequate disclosure, non-disclosure and insider trading, OGE Energy's Code of Ethics prohibits insider trading, which is trading on the basis of material, nonpublic information. Because you have been identified as a person who is expected to have access to confidential information on a regular or specific basis, this memorandum has been prepared to explain the procedures and emphasize your obligations when transacting in Company securities, including, for certain designated insiders referred to as Executive Officers/Pre-Clearance Insiders, pre-clearance procedures. These procedures also establish contacts and methods for reporting confidential information to the appropriate OGE Energy officials and for keeping this information confidential until the Company, through its designated spokespersons, release the information to the public. The procedures discussed below are applicable to you as a designated insider and are in addition to the prohibition on insider trading contained in the Company’s Code of Ethics that applies to all Company directors, officers and members.

OGE Energy is committed to conducting its business in compliance with all federal and state laws, including those relating to buying or selling the Company’s securities, and expects all of the Company members to conduct their business activities in a manner that comports with all applicable laws and regulations, and is in compliance with all policies and rules implemented from time-to-time by the Company, including these procedures. Any deviation from these procedures may lead to disciplinary action by management, up to and including discharge. Therefore, it is extremely important that you read, understand and abide by these guidelines and procedures.

I.
APPLICABILITY

These procedures apply to the directors, officers, members, agents and representatives, including consultants and independent contractors, of the Company and its subsidiaries and affiliates who are expected to have access to confidential information of the Company. These individuals are referred to as “insiders” in these procedures. These procedures also apply to the insiders’ immediate family members and members of their households. In addition, they apply to (a) partnerships in which any of these insiders is a general partner, (b) a corporation in which such insider owns a controlling interest, (c) a trust in which such insider is a trustee, settlor or beneficiary, (d) an estate of which such insider is an executor or beneficiary and (e) any other group or entity for which such insider has the power to decide whether to transact in the Company’s securities. These procedures also apply to any person who receives material, nonpublic information from an insider. They also apply to the securities of any other company as to which an insider obtains material, nonpublic information as a result of his or her employment with the Company or other involvement with the Company’s business.

II.
INSIDER TRADING.

The United States federal securities laws regulate the purchase and sale of securities. These laws are intended to protect the investing public and the integrity of the public markets. These laws are based on a fundamental belief that all persons trading in a company's securities are entitled to equal access to "material" or important information about the company. Accordingly, OGE Energy, its officers, directors and members have a responsibility to ensure that information about the Company is not used unfairly or unlawfully to the disadvantage of investors or potential investors in Company securities.

As a general matter, it is against the law for you to buy or sell securities while in possession of material nonpublic information (inside information) about the Company. It is also unlawful for you to disclose this inside information to anyone who is not authorized to receive it. Therefore, the Company prohibits any member from purchasing, selling or otherwise trading in Company securities while in possession of material information concerning the Company that has not been disclosed to the investing public or from communicating such information to any other person. For purposes of this policy, “trading” includes making a gift of Company securities. No insider may make a gift, place a purchase or sell order or recommend that another person place a purchase or sell order in Company securities, including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts, when such person has knowledge of material, nonpublic information concerning the Company. As explained in more detail below, trades pursuant to certain pre-established written trading plans (so-called 10b5-1 plans) are not subject to these prohibitions. These insider trading rules apply to all of the Company’s members, not just to officers, directors or designated insiders. If you violate these laws you may be subject to harsh civil and criminal penalties, including fines and jail time.

What is "Inside" Information?

Inside information includes anything you know or learn about the Company that has not been previously disclosed to the public. The information may be about OGE Energy or any of OGE Energy's subsidiaries or affiliates. It also may include information you learn about another company that may impact OGE Energy. It does not matter how you obtain the inside information. You can learn it through your job, of course, but you can also overhear it in the elevator or in the hallways, or when another employee or insider tells you about something that he or she is working on.

What is "Material" Information?

The materiality of information depends upon the circumstances. Information is material if there is a substantial likelihood that a reasonable investor would think that it is important in deciding whether to buy, sell or hold the Company’s securities, or if it could affect the market price of the security. Examples of material information include:

·
Company financial or liquidity problems
·
estimates of future earnings or losses and guidance regarding those estimates
·
a proposed merger, acquisition, tender offer, sale or other significant business transaction
·
important news regarding a major lawsuit or regulatory proceeding

·
a change in dividend policy
·
an event regarding the Company’s securities (for example, defaults on senior securities, calls for securities for redemption, repurchase plans, stock splits, changes to rights of security holders, public or private sale of additional securities or information related to any additional funding)
·
a stock or bond offering
·
changes in Company management
·
the gain or loss of a substantial customer
·
cybersecurity risks and incidents, including vulnerabilities and breaches – restrictions may also apply during the period of time the Company is investigating the underlying facts, ramifications and materiality of a cybersecurity incident

Either good or bad information may be material. You should recognize that potential plaintiffs and the courts will always examine your actions with the benefit of hindsight if transactions in Company securities ever become the subject of scrutiny. This means that, even though at the time you did not think a particular matter was material or that it would affect the price of securities negatively, the market may react to the news differently then you anticipated. Therefore, before engaging in any transaction in the Company’s securities or sharing confidential information regarding the Company, you should carefully consider how your actions may be construed in the bright light of hindsight.

What is Nonpublic Information and When Does It Becomes Public?

Nonpublic information is information that has not yet been made available to the general public by the Company. Typically, information only becomes public when the Company makes an official announcement (in an SEC filing or in a press conference, a press release or in the newspaper, for example) and people have had a reasonable opportunity to see or hear the announcement of the information. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination of information. Therefore, you should not buy or sell securities just before the public announcement of important information (such as how much money the Company made last year or last quarter). It would be safe to buy or sell securities soon after the information is officially announced, as long as you do not know of other material information that has not yet been announced. Even after the information is announced, a reasonable period of time must elapse in order for the market to react to the information. Generally, you should wait about three business days (days on which stocks are traded in the stock market) after the information has been announced to the public in order for the information to be absorbed by the markets before buying or selling securities.

What is a Trading Window?

The New York Stock Exchange has suggested that trades may be appropriate during a “window period” following wide dissemination of information on the status of the Company and current results (for example, transactions may be appropriate following release of quarterly results or after a proxy statement or prospectus has been circulated that gives information in connection with a merger or new financing) or at those times when there is relative stability in the company’s operations and the market for its securities.

In order to avoid even the appearance of impropriety, the Company expects that, absent unusual circumstances, your trading activities would be limited to no more than a 30-calendar day window beginning three business days following release of quarterly results. Remember that you may not trade, even during these window periods, if you are in possession of material nonpublic information. In addition, even during a window period, you are still subject to the other restrictions set forth in these procedures, including, if you are an Executive Officer/Pre-Clearance Insider, the requirement that trades be pre-cleared. In all cases, the NYSE urges officers and directors to avoid transactions until after information regarding earnings, dividends or other important developments has appeared in the press. Similarly, transactions just prior to important press releases should be avoided.

What Procedures Must I Follow If I Wish To Trade OGE Energy Securities?

Procedures Applicable to all Insiders. As mentioned above, you may not engage in any transaction involving Company securities, including any offer to purchase or sell or recommendation to purchase or sell (including initial elections, changes in elections or reallocation of funds relating to 401(k) plans), at any time in which you are in possession of material nonpublic information. The Company expects that you would limit your trading activities to the "window periods" following the release of quarterly results discussed above.

Procedures Applicable to Pre-Clearance Insiders. In addition, because officers, directors and certain other selected individuals have, or are expected to have, access to material nonpublic information on a regular basis as a result of their duties with OGE Energy, officers, directors and those selected individuals (collectively referred to as “Executive Officer/Pre-Clearance Insider”) must receive clearance from the Corporate Secretary's office before engaging in any trading involving OGE Energy securities. Please note that such clearance will remain effective for only a short period of time, typically for seven days or the remainder of the window-period, whichever is shorter. This pre-clearance procedure is essential not only to protect the integrity of the Company, but also to protect the Company and insiders and to avoid the potential legal liability and embarrassment the Company and an insider might face if material developments have not been publicly disclosed.

In addition to obtaining pre-clearance, the Executive Officer/Pre-Clearance Insider should promptly notify the Corporate Secretary when the trade has occurred and all applicable details of the transaction. The purpose of such notice is to help assure that all required reporting requirements are met. SEC rules require reporting of director and executive officer trades within two (2) days of the transaction. As a result of recent amendments to the SEC rules, gifts are now required to be reported on Form 4 also. In addition, you remain subject to and obligated to comply with all securities laws, including, if you are a director or executive officer, the filing of any required Form 144’s (prior to transacting) or Section 16 reports (Forms 4 or 5) (subsequent to transacting) whenever applicable insiders trade in securities.

Will There Be Specific Blackout Periods or Times When I May Not Trade At All?

From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. So long as the event remains material and nonpublic, the Corporate Secretary may at any time advise all members, or any group of members (for instance, insiders or those working on a special project), that they may not trade in OGE Energy securities until notified otherwise. When that happens, no trade may be made by the notified members even if the trade would otherwise be permitted under our Code of Ethics or these procedures. Moreover, if there is an event specific blackout period and you are notified that no trading is permitted, you should not share the fact that you are not allowed to trade in OGE Energy securities in any way with others.

During a pension fund blackout period, directors and executive officers generally are prohibited by federal law from transacting in securities of the Company. The applicable regulations include a broad interpretation as to the securities covered by this restriction. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. Blackout periods may occur, for example, when there is a change in the plan’s trustee, record keeper or investment manager. Affected persons will be contracted when the pension fund blackout periods are instituted and provided additional detail about the transactions that will be covered by and exempted from the blackout trading prohibition.

Do These Procedures Apply to Employee Benefit Plan Transactions?

Generally, yes; however, there is an exception to this general rule: The prohibition on trading while in possession of material nonpublic information and the requirement to pre-clear trades do not apply to acquisitions of shares pursuant to OGE Energy-sponsored compensation and benefit plans for which the timing and number of shares acquired are not within your discretion. This would include the regular investment of your pre-tax, after-tax or matching contributions in OGE Energy securities in the Retirement Savings Plan pursuant to pre-existing elections. This exemption does not apply to Retirement Savings Plan or other benefit plan transactions that you as a participant initiate, such as selling restricted or option shares, switching your investment into or out of the OGE Energy stock fund, liquidating all or part of your OGE Energy stock fund to fund a plan loan, withdrawal or distribution, or changing your contribution/investment elections with respect to future contributions so as to affect the amount of contributions allocated to the OGE Energy stock fund. These participant-initiated transactions are to be treated like any other OGE Energy stock transaction and are subject to these procedures including pre-clearance, if applicable.

Are There any Other Exceptions to These Procedures?

The purchase of shares of common stock through the reinvestment of dividends under our Automatic Dividend Reinvestment and Stock Purchase Plan is also exempt from these procedures. However, any decision to increase or decrease the level of participation in the plans or any purchase of shares through optional cash investment is not exempt.

In addition, all trades through discretionary accounts and blind trusts, where the investment decision is made by an independent third party also are exempt from these procedures.

What is a 10b5-1 Plan and What Procedures do I Need to Follow if I Want to Use Such a Plan?

The federal securities laws include a “safe harbor” under Rule 10b5-1, pursuant to which executive officers and others can trade during periods that otherwise would not be during a window period, provided they demonstrate that the transaction was made as part of a predetermined, systematic trading plan established at a time when they were not aware of any “material non-public information.” This type of plan might be useful, for instance, if you know that you will need to make a down payment or college tuition payments and can’t be sure that the timing of those payments will match up with a window period.

There are several conditions that must be met to ensure that your 10b5-1 Plan will satisfy the necessary conditions to be able to take advantage of the “safe harbor,” including that the plan be in writing, that it specify the dates, prices and amounts of contemplated trades (or a formula for determining the dates, prices, and amounts), was entered into in good faith at a time when you were not in possession of material nonpublic information about the Company, and, to the extent required by Rule 10b5-1, contains representations in the 10b5-1 Plan certifying as to the same; and otherwise satisfies the conditions of Rule 10b5-1. After adoption or modification of a Rule 10b5-1 Plan, an individual is subject to a waiting period (a cooling-off period) before trades can commence. For Executive Officer/Pre-Clearance Insiders, the applicable cooling-off period is the later of (i) 90 days after the adoption of modification of the Rule 10b5-1 Plan or (ii) two full trading days following the filing of the Form 10-Q or Form 10-K for the reporting period in which the Rule 10b5-1 Plan was adopted or modified; provided that such waiting period need not exceed 120 days after the adoption or modification of the plan. For all other individuals, the applicable cooling-off period is 30 days after the adoption or modification of the Rule 10b5-1 Plan. In addition, the SEC recently adopted new rules that will require the Company to include information in its SEC reports regarding the adoption of 10b5-1 Plans by executive officers and directors.

Executive Officer/Pre-Clearance Insiders must receive clearance from the Corporate Secretary’s office before entering into any 10b5-1 Plan. Once a 10b5-1 Plan is pre-cleared and property implemented, trades made pursuant to the terms of such plan will not require further pre-clearance and may be made at any time, even outside the trading window.

What do I do if I Have Questions Regarding the Procedures for Trading?

If you have any questions regarding these procedures or you have any doubt whether a proposed transaction requires an open window period or pre-clearance, please ask the Corporate Secretary before you trade.

Will There Be Times When I May Not Trade At All?

The Corporate Secretary may at any time advise all members, or any group of members (for instance, insiders or those working on a special project), that they may not trade in OGE Energy securities until notified otherwise. When that happens, no trade may be made by the notified members even if the trade would otherwise be permitted under our Code of Ethics or these procedures. Moreover, if you are notified that no trading is permitted, you should not share the fact that you are not allowed to trade in OGE Energy securities in any way with others.

What Other Trading Restrictions Are There?

Trading Following Termination of Employment. Just because you have left the employment or Board of Directors of, or your business relationship has otherwise ended with, the Company, you may not trade in Company securities if you are still in possession of material nonpublic information about the Company. If your employment or board service has terminated, you should not trade Company securities until any material information you have has become public or is no longer material.

Tipping. Insiders may be liable for communicating or tipping material nonpublic information to any third party, or “tippee.” Tippees could include an insider’s family or household members or friends or neighbors.

Tippees inherit an insider’s duties and are liable for trading on material nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Accordingly, family members may not pass on inside information they obtain from an insider.

Speculation. Insiders should not trade in options, warrants, puts and calls or similar instruments on Company securities or sell Company securities “short.” In addition, insiders should not hold Company securities in margin accounts. Investing in Company securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the insiders in conflict with the best interests of the Company and its shareholders. Insiders should also refrain from participating in on-line chat rooms, or other social media, involving the Company, its business or its securities.

Hedging Transactions. Certain forms of hedging or monetization transactions with respect to the Company’s securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, allow an owner of securities to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the insider to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the owner may no longer have the same objectives as the Company’s other shareholders. Therefore, these transactions are prohibited.

Trading in Securities of Other Companies. You may not place purchase or sell orders or recommend that another person place a purchase or sell order in the securities of another company if you learned of material nonpublic information about the other company in the course of your service to, or employment with, the Company.

What Are the Penalties I May Be Subject to if I Trade on Material Nonpublic Information?

Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and, potentially, their employers. A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation. Penalties include:

•
civil injunctions;
•
treble damages;
•
disgorgement of profits gained or lost;
•
prison sentences of up to 20 years and criminal fines of up to $5 million plus, in the case of entities only, up to $25 million;
•
civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;
•
fines for the employer or other controlling or supervisory person of up to the greater of $1 million or three times the amount of the profit gained or loss avoided; and
•
criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.

In addition, any violation of this Policy statement can be expected to result in serious sanctions by the Company, up to and including dismissal of the persons involved.

III.
MAINTAINING CONFIDENTIALITY.

Our ability to effectively discharge our disclosure obligations and run our business may be adversely affected by the premature or otherwise unauthorized disclosure of sensitive information relating to OGE Energy. Thus, you should do everything you can to keep inside information confidential. In fact, you should not talk about inside information with anyone who does not need to know it, not even with your co-workers. For example, do not discuss confidential information with your family or friends or in places where you may be overheard, and do not leave confidential material or papers where others can access or see them. Always secure confidential information in a safe place when you are not using it or when you leave your office or work area. You can be prosecuted for divulging inside information to others who trade based on that information, even though you personally do not benefit financially from the trading.

IV.
DESIGNATED SPOKESPERSONS; DISCLOSURE GUIDELINES.

The Company is committed to providing timely, orderly, consistent and credible dissemination of information, consistent with legal and regulatory requirements, to enable orderly behavior in the stock markets. It is imperative that this continues to be accomplished evenly during both good and bad times, and that all parties in the investment community have fair access to this information, as required by SEC Regulation FD.

Accordingly, the Company has designated in AD-13, Corporate Policy: Media and Financial Communications, the appropriate spokespersons for the Company relating to media contacts or inquiries for financial and investor information. Generally, this policy provides that all financial and investor-type inquiries from third parties, including analysts, investors, the media, the NYSE and the SEC be referred to the Director, Investor Relations. From time to time, other officers and managers may be designated by the Chief Executive Officer or Chief Financial Officer as a spokesperson and asked to converse with the press, analysts and others on certain matters.

V.
REPORTING INFORMATION TO COMPANY SPOKESPERSONS FOR DISCLOSURE TO THE PUBLIC.

If you become aware of "material" information concerning the Company or the market for Company securities, you should consult with the Chief Financial Officer, the General Counsel or the Corporate Secretary. The General Counsel, the Chief Financial Officer and the Corporate Secretary will then determine the appropriate time and manner for disclosing the information to the public.

Determining materiality is a difficult task, which depends largely on the facts of each situation. Therefore, pursuant to the procedure outlined above, all significant corporate developments shall be reported to the Chief Financial Officer or the General Counsel.

A partial list of the types of information relating to our Company which may be considered "material" and should be reported is included above under the caption "What is Material Information?" This list does not contain all types of information that may be considered material, and all significant information, whether or not listed above, should be reported. Information should be reported promptly, as it develops. If the information is of immediate significance, you should notify the Chief Financial Officer or the General Counsel at the earliest possible time, in order to facilitate prompt action.

If you have a question about anything in this memorandum or procedures, contact the Corporate Secretary (405-553-3183). Remember, if you are an Executive Officer/Pre-clearance Insider you must obtain clearance before you buy or sell.

Please sign one copy of the attached acknowledgement and return it to the Vice-President, Governance and Corporate Secretary. You should maintain these procedures with your Company information for future reference.

[Acknowledgement is on following page.]

ACKNOWLEDGEMENT

I acknowledge that I have received and read and understand the OGE Securities Trading and Corporate Disclosure Procedures for Insiders, and that I understand and will follow the policies, procedures and guidelines set forth in it.

Acknowledged By: (sign here)
Name:
Title:
Department:
Date:

Please sign this acknowledgement and return it to the Office of the Vice-President, Governance and Corporate Secretary, OGE Energy Corp., P.O. Box 321/MC 1110. You should maintain these procedures with your Company information for future reference.